Exhibit 99.1

Fusion Fuel Green PLC Announces Groundbreaking of Landmark Industrial Decarbonization Project in South Africa

DUBLIN, Ireland – November 4, 2025 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced that Biosteam Energy (Proprietary) Limited (“BioSteam Energy”), a Fusion Fuel majority-owned joint venture company previously announced on October 16th, has commenced construction and equipment fabrication for its first biomass-powered industrial steam project at a major dairy processing facility in South Africa.

The Project, undertaken through BioSteam Energy, recently established together with Alien Fuel (Proprietary) Limited (“Alien Fuel”), represents Fusion Fuel’s first operational footprint in the Southern African market and a key milestone in its industrial decarbonization strategy.

Groundbreaking activities began this week, with production of the proprietary biomass boiler and fuel systems already underway. The equipment fabrication is being performed by Alien Energy (Proprietary) Limited, an affiliate of Alien Fuel. The full plant is expected to be commissioned and enter commercial operation in January 2026, with initial revenues to follow thereafter.

The Project will replace a fossil-fuel-based steam generation system with a carbon-neutral biomass solution and is expected to reduce Scope 1 and Scope 2 greenhouse gas emissions and generate verified carbon credits through landfill avoidance and fuel-switching benefits.

“We’re excited to see the Project move from paper to reality,” said John-Paul Backwell, CEO of Fusion Fuel. “This marks the beginning of our South African operations and provides a tangible example of how Fusion Fuel can deploy sustainable energy solutions to deliver measurable emissions reductions in hard-to-abate industrial sectors.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), Bright Hydrogen Solutions Ltd (“BrightHy”) and BioSteam Energy businesses. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy, the Company’s hydrogen solutions platform, delivers innovative engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of certain parties to the Joint Venture Agreement and certain third parties to enter into certain required additional agreements relating to the Project and other projects contemplated by the Joint Venture Agreement; the ability of the parties to the Joint Venture Agreement to obtain all necessary regulatory and other consents and approvals in connection with the contemplated transactions; the ability of the Company to satisfy its financing commitments under the Joint Venture Agreement; counterparty performance under a related steam supply agreement; the availability and pricing of biomass feedstock; uncertainty around verification and monetization of carbon credits; the ability of the Project and other projects contemplated by the Joint Venture Agreement to generate the expected free cash flow necessary for the Company’s loan under the Joint Venture Agreement to be repaid and to generate returns in connection with each project under the Joint Venture Agreement; uncertainties of the impact of certain governance procedures and relative rights under the Joint Venture Agreement and other governing documents and laws, some of which may require the cooperation of the parties or their representatives with respect to matters relating to the Project or other projects; macroeconomic risks relating to currency exchange rates, inflation rates, interest rates, or other potentially disruptive factors; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu
www.fusion-fuel.eu